August 11, 2025

Joel Kleiner
Chief Financial Officer
NextNRG, Inc.
67 NW 183rd St
Miami, FL 33169

        Re: NextNRG, Inc.
            Form 10-K for Fiscal Year Ended December 31, 2024
            Form 10-Q for Fiscal Quarter Ended March 31, 2025
            File No. 001-40809
Dear Joel Kleiner:

       We have reviewed your filings and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2024
Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations
Non-GAAP Financial Measures, page 79

1. Please disclose the nature and calculation of the "average fuel marginn per gallon"
       measure presented on page 80. Please provide the disclosures required in
Item 10(e)
       of Regulation S-K if this measure is a non-GAAP financial measure.
Note 2 - Summary of Significant Accounting Policies
Business Segments and Expense Disclosure, page F-13

2.     Please tell us how your disclosure under "Application of ASU 2023-07 -
Segment
       Expense Disclosure Requiurements" complies with the requirements in ASC 280-10-
       50-20 through 50-31 and 280-10-55-15D though 55-15F. Please note that the segment disclosures are also required in your interim financial statements including your Form
       10-Q for fiscal quarter ended March 31, 2025. Refer to ASC 280-10-50-32. August 11, 2025
Page 2

Cost of Sales, page F-30

3. You have a separate line item on the face of your statement of operations for depreciation and amortization. Please revise your note disclosure in future filings to clarify whether you allocate a portion of depreciation and amortization to cost of sales, and, if applicable, revise your line item description for cost of sales. Refer to
       SAB Topic 11:B.
Form 10-Q for Fiscal Quarter Ended March 31, 2025
Item 1. Financial Statements
Consolidated Statements of Operations, page F-2

4. The "weighted average number of shares - basic and diluted" amounts for the three months ended March 31, 2025 and 2024 appear to be inconsistent with the number of shares amounts disclosed in the consolidated statements of changes in stockholders'
       deficit for the corresponding periods disclosed on pages F-3 and F-4. Please provide us with your calculations.
Note 1 - Organization and Nature of Operations
Segment Reporting, page F-18

5. You disclose on page F-9 that you present your consolidated financial statements with segments for mobile fueling services, energy infrastructure services, and technology solutions. Please clarify and revise to disclose explicitly how many operating segments you have and provide us with a detailed analysis of how you determined you operate as a single reportable segment. Refer to ASC 280-10-50-1 through 50-9. If you are aggregating operating segments, please tell us how you considered the aggregation criteria in ASC 280-10-50-11 and the quantitative thresholds in ASC 280-
       10-50-12.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Blaise Rhodes at 202-551-3774 or Suying Li at 202-551-3335 if you
have any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Trade &
Services